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SCHEDULE 13D

Under the Securities Exchange Act of 1934

XLR MEDICAL CORP.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

983756 10 7
(CUSIP Number)

     Peter A. Hogendoorn
13288 Amble Green Place
Surrey, British Columbia V4A 6P5
(604) 764-2158
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983756 10 7

1.	Names of Reporting Persons Peter A. Hogendoorn I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 2,250,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 2,250,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 9.84%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 983756 10 7

ITEM 1.      SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.00001 per share (the “Company Shares”), of XLR Medical Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Suite 3400, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 3P6.

ITEM 2.      IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Peter A. Hogendoorn

(b)	Residence or Business Address:

The residential address of Mr. Hogendoorn is 13288 Amble Green Place, Surrey, British Columbia, Canada, V4A 6P5.

(c)	Present Principal Occupation and Employment:

Mr. Hogendoorn was appointed as the Company’s President and Chief Executive Officer on December 10, 2004. Mr. Hogendoorn has been a director of the Company since September 13, 2004. Mr. Hogendoorn has been the president and owner of 499375 BC Limited since 1993, a consulting firm for numerous start-ups and junior public companies, including: International Wayside Gold Mines Ltd. (IWA:TSX), Integral Technologies Inc. (ITKG:OTCBB), Cryopak Industries Inc., LML Payment Systems Inc. (LMLP:NASDAQ), NS8 Corporation (NSEO:OTCBB). Mr. Hogendoorn acted as the chief executive officer and a director of NS8 Corporation, a public company, from January 2003 to July 2004. NS8 Corporation developed two primary patent pending technologies that changed the way digital content is delivered and secured over IP based systems. Mr. Hogendoorn was responsible for expanding NS8 Corporation from 9 employees to 45, leading it from R&D to commercial deployment, developed its business plan from a subscriber based direct to consumer model to a middleware and licensing model, raised all operating capital (approx $9 million to date). Mr. Hogendoorn continues to consult for NS8 Corporation in its capital markets objectives and financing activities. From 1997 – 2002, Mr. Hogendoorn was employed by LML Payment Systems to initiate and maintain comprehensive Investor Relations Program and assist in Financing Initiatives. LML developed and market patented payment processing systems in the U.S. for converting checking account based transactions into electronic check conversions eliminating the actual paper in the process.

(d)	Criminal Convictions:

Mr. Hogendoorn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Hogendoorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final

CUSIP No. 983756 10 7

order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Hogendoorn is a citizen of Canada.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Hogendoorn acquired 1,500,000 shares of common stock of the Company from Mr. Harold C. Moll, a director of the Company, on December 10, 2004 for an aggregate purchase price of $30,000. The purchase of the shares of common stock by Mr. Hogendoorn from Mr. Moll was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Hogendoorn.

ITEM 4.      PURPOSE OF TRANSACTION

On December 10, 2004, Mr. Peter Hogendoorn, as purchaser, and Mr. Harold C. Moll, as seller and a director of the Company, entered into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which Mr. Hogendoorn has acquired 1,500,000 shares of our common stock for an aggregate purchase price of $30,000. As at December 10, 2004, Mr. Hogendoorn holds an aggregate of 2,250,000 shares of our common stock (representing approximately 9.84% of the outstanding shares of our common stock). The purchase of the shares of common stock by Mr. Hogendoorn from Mr. Moll was consummated in a private transaction. Subsequently, Mr. Moll resigned as a director and the chairman of the Company.

The purpose or purposes of the acquisition of the Shares by Mr. Hogendoorn was for investment purposes. Mr. Hogendoorn is the president and chief executive officer and a director of the Company. Depending on market conditions and other factors, Mr. Hogendoorn may acquire additional shares of the Company’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Hogendoorn also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Hogendoorn does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 983756 10 7

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)      Aggregate Beneficial Ownership:

          As of December 10, 2004, the Mr. Hogendoorn beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	2,250,000	9.84%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of December 13, 2004, there were 22,859,875 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Hogendoorn has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Hogendoorn has effected the following sales of the Company’s securities during the 60 days prior to December 10, 2004:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

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(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2004
Date

/s/ Peter A. Hogendoorn
Signature

PETER A. HOGENDOORN
Name/Title